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Exhibit 12.1

COMMONWEALTH REIT

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Year Ended December 31,
	2010	2009	2008	2007	2006
Earnings:
Income from continuing operations	$79,751	$78,931	$61,731	$68,141	$199,475
Equity in earnings and gains on equity transactions of investees	(43,272)	(6,546)	—	—	(119,423)
Fixed charges	183,433	173,458	180,193	171,459	165,903
Distributions from investees	16,119	4,975	—	—	5,387
Capitalized interest	—	—	—	(489)	(335)

Adjusted Earnings	$236,031	$250,818	$241,924	$239,111	$251,007

Fixed Charges:
Interest expense (including amortization of debt discounts, premiums and deferred financing fees)	$183,433	$173,458	$180,193	$170,970	$165,568
Capitalized interest	—	—	—	489	335

Total Fixed Charges	$183,433	$173,458	$180,193	$171,459	$165,903

Ratio of Earnings to Fixed Charges	1.3x	1.4x	1.3x	1.4x	1.5x

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  Exhibit 12.1